June 13, 2008
Mr. Chris White, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010
Dear Mr. White:
On behalf of Zapata Corporation (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 2, 2008 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-06263) (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth in italics the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.
FORM 10-K (Fiscal Year Ended December 31, 2007)
Title Page
     1. We note that you have checked both “Accelerated filer” and “Smaller reporting company” on the title page of your filing. Please revise your filing to check only the appropriate classification consistent with the definitions in Rule 12b-2 of the Exchange Act. Refer to the instructions for Form 10-K.
     Response: The Company is both an “accelerated filer,” as defined in SEC Rule 12b-2 and a “smaller reporting company,” as defined in SEC Rule 228.10(f) (i) for 2008. This is because fiscal year 2007 is the initial determination year for the Company to qualify for smaller reporting company status, and it had less than $75 million in public float on June 30, 2007, which is the last business day of its second fiscal quarter. Since the Company first determined it was an accelerated filer in an earlier year, the Company would be required to have less than $50 million in public float as of June 30, 2007 to exit accelerated filer status in 2008, as provided in paragraph (3) (ii) of the definition of “accelerated filer” in Rule 12b-2. The Company had a public float of $63 million on June 30, 2007, and therefore was unable to transition to non-accelerated filer status. This is similar to the illustrative example provided by the SEC in its publication entitled “Smaller Reporting Company Compliance and Disclosure Interpretations,” where the SEC stated “due to the application of the transition rules for accelerated filers, a company can be both an accelerated filer and a smaller reporting company simultaneously.” Accordingly, the Company checked the boxes for both classifications on the cover page of its Form 10-K. The instructions do not indicate any other action to be taken under these circumstances.
Business, page 2
     2. Please revise your filing to provide our accurate address, which is 100 F Street, NE, Washington, DC 20549
     Response: Item 101(e) of Regulation S-K contains the address included in the Company’s Form 10-K. The Company, however, will include the new address in all of its future SEC filings where required.
Management’s Discussion and Analysis, page 10
Consolidated Results of Operation, page 12
2007 Compared to 2006, page 14
     3. Expand your disclosure to describe the nature of your selling, general and administrative expenses. We note that you reported $3.4 million of such expenses in 2007 and state on page three that you employed seven employees at December 31, 2007. Your disclosure should provide a greater understanding of the nature of the work performed by these employees and the nature of the costs you incurred. In this regard, clarify whether any of these employees is pursuing a new business opportunities for you and, if so, explain the nature of the opportunities explored and the status of such pursuits.
     Response: The Company’s selling, general and administrative expenses incurred during fiscal 2007 consisted of salaries and benefits for its employees, professional fees (including legal and accounting incurred in connection with our ongoing regulatory compliance as a public company, financial statement audits and defense of pending litigation) occupancy costs for our corporate offices, insurance costs, and general corporate expenses. The Company believes that these are standard ordinary course expenses for a holding company searching for an acquisition candidate and consistent with the description of the Company’s current status in the balance of the Form 10-K. Accordingly, the Company does not believe that amending the 10-K would provide new, material information or materially benefit investors. However, we understand that the Staff’s comment regarding this disclosure is largely designed to elicit more detailed disclosure in this area. Accordingly, in preparing its future filings, the Company will provide such information in a manner that is responsive to this portion of the third comment.

     The Company respectfully points out that its Form 10-K explicitly describes the nature of its employees’ activities during fiscal 2007. Specifically, the Company disclosed that its employees “performed management and administrative functions, including managing the assets of the Company, searching for and evaluating potential acquisition candidates, fulfilling various reporting requirements associated with being a publicly traded company, providing oversight of its subsidiary companies and various other accounting, tax and administrative matters.” With respect to the search activities, the Company states in the business section and the beginning of the MD&A that the Company has been searching for acquisition candidates and that it has not focused these efforts on any specific industries or geographic regions. As of the date of the Form 10-K, none of the specific opportunities explored had ripened into a contract for an acquisition or otherwise progressed to a point of being material that would necessitate disclosure. Accordingly, the Company disclosed in the 10-K that “as of the date of this report, Zapata is not a party to any agreements providing for the acquisition of an operating business, business combination or for the sale or other transaction related to any of its subsidiaries” Therefore, the Company respectfully submits that additional disclosure in this area would not benefit investors and could potentially mislead them given the breadth of the activities being explored and the lack of any certainty regarding any potential transaction.
Closing Comments
As requested, the Company acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to its filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (585) 242-2000.
Very truly yours,
/s/ Leonard DiSalvo,
Vice President- Finance and Chief Financial Officer